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Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES

						Three Months
	Years Ended December 31,					Ended March 31,
	2003	2004	2005	2006	2007	2008
Net loss attributable to common stockholders	$(559)	$(4,191)	$(15,094)	$(13,667)	$(9,575)	$(3,187)
Add: fixed charges	7	—	—	—	—	—

Earnings as defined	(552)	(4,191)	(15,094)	(13,667)	(9,575)	(3,187)

Fixed charges:
Interest expensed	7	—	—	—	—	—

Total fixed charges	7	—	—	—	—	—

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Earnings as defined for the period were insufficient to cover fixed charges by an amount equal to the net loss attributable to common stockholders for the period.

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